Lyra Therapeutics, Inc.

480 Arsenal Way

Watertown, MA 02472

July 6, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ben Richie

Re:	Lyra Therapeutics, Inc.

Registration Statement on Form S-3 Filed June 28, 2023

File No. 333-272981

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Lyra Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-272981) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on July 7, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Very truly yours,

Lyra Therapeutics, Inc.

By:	/s/ Jason Cavalier
Jason Cavalier
Chief Financial Officer

cc:	Wesley C. Holmes, Latham & Watkins LLP